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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)

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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

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                 Ordinary shares, nominal value (euro)1.20 each

           American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

      |X|    Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.


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                           IMPORTANT LEGAL INFORMATION


     The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on November 9th , 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.


Statements in this document other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

     o Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

     o Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

     o Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

     o Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

     o    Competitive   Factors:   the  actions  of   competitors;   changes  in
          competition and pricing environments; the entry of new competitors in our markets.




                 ENDESA WILL APPEAL TO THE MINISTER FOR INDUSTRY
                 AGAINST THE NATIONAL ENERGY COMMISSION'S (CNE)
                      DECISION REGARDING GAS NATURAL'S BID

o    ENDESA  will  lodge  a  formal   complaint  with  the  competent   European
     authorities in the coming days.


New York, 9 November 2005.- ENDESA (NYSE: ELE) will lodge an appeal tomorrow with the Industry Minister directly citing the CNE, contesting the two decisions adopted yesterday, Tuesday 8 November, by five of the nine CNE members concerning i) the transfer of gas distribution installations from Gas Natural SDG to two subsidiaries and ii) Gas Natural's hostile bid for ENDESA.

ENDESA considers that the CNE's decisions are distinctly inconsistent with previous decisions made by that regulatory body in similar cases. ENDESA also believes that the decisions suggest that regulated activities can be used to finance operations that go against the public interest, and that the decisions impose conditions that do not go no further than the strict legal minimum requirements.

ENDESA also believes that the procedure followed by the CNE was patently unorthodox in denying ENDESA access to the bulk of the existing documentation, preventing ENDESA from practicing a petition of proof and awarding ENDESA the minimum legal timeframe to launch an appeal against its decisions.

In this latter respect, we note that only a few hours before the appeal timeframe conceded to ENDESA expired, the CNE approved a resolution proposal of roughly two hundred pages, which suggests that the final resolution had already been decided upon.

Separation of Gas Natural's regulated activities

The first of the two decisions taken by the CNE authorises Gas Natural to create two subsidiaries destined to takeover the regulated activities of natural gas transport and distribution that have until now been controlled by the mother company.

The CNE's decision is very surprising indeed, especially as the regulatory body now admits the creation of companies founded more than a year ago and a transfer of activities that Gas Natural has already carried out, despite the fact that authorisation should have been obtained before such a transfer was made.

Moreover, the authorisation, that was adopted without any explanation of its technical and /or economic rationale, allows and approves the transfer of more than three billion euros of regulated income to other types of activities - essentially the financing of Gas Natural's takeover bid.

This transfer - authorised by the CNE - is a direct negation of the public interest, particularly in respect of the gas markets in Madrid and Catalonia, and it completely ignores the authorities of these autonomous regions.

Authorisation conditioned by the take-over bid

The second decision adopted by five of the nine CNE board members yesterday authorises the take-over of ENDESA by Gas Natural, subject to conditions.

Examination of the resolution reveals that the CNE adopted the resolution on the basis of data put forward by Gas Natural, the bulk of which it describes as "prudent". In this heedless way, the CNE has given the green light to an operation that will affect 52% of the regulated income of the gas and electricity sectors based on data provided - in the main - by only one of the parties involved.

In addition, the document signed by the CNE asserts that the majority of the arguments are completely "generic", such that the resolution, or any other resolution, could have been adopted without any necessity whatsoever of examining or assessing the risks or negative effects highlighted by ENDESA.

Below we enumerate ENDESA's main arguments against the CNE ruling:

     o The ruling clearly differs from precedents set by the regulatory body itself. This lack of consistency is all the more surprising if considering that:

               o    The precedents are relatively recent (2001 and 2003).

               o Case history relates to the same sector and markets as the Gas Natural - Endesa bid.

               o    The earlier instances relate to the same companies.

               o These previous cases generated the same issues and uncertainties as the Gas Natural bid for ENDESA in terms of the so-called 14th Function: financial viability of the transaction, potential for conflict between regulated and unregulated businesses, etc.

          Therefore it is surprising that the same regulatory authority should take contradictory decisions within such as short timeframe in respect od similar operations taking place in the same sector and affecting the same companies.

     o This contradiction generates serious uncertainty surrounding the rules of the game governing this and other potential corporate mergers since it gives the impression that the body of decisions taken by the regulatory organism do not constitute a reliable and useful precedent. It also suggests that that decision-making process is subject to other variable factors or criteria, undermining the credibility of the regulatory framework, of legal protection and of the sector players' legitimate confidence.

     o It is surprising that the conditions on the takeover bid are restricted to the minimal legal requirements: information disclosure obligations, investment in transmission assets, etc.

     o The conditions imposed clearly allow the regulated businesses to finance the debt taken on to fund the acquisition. They essentially mean that the customers will pay the price of the deal, resulting in an inevitable upward pressure on tariffs.

     o Some of the conditions confirm that the deal poses serious uncertainty for ENDESA shareholders, as they significantly limit the newco's ability, if the deal goes ahead, to pay dividends in the future, calling into question the commitment made publicly by Gas Natural to the market just a few short weeks ago to pay out Euro 5 billion in dividends through 2009.

     o In terms of the newco's financial situation, should the deal go ahead, the CNE's ruling quotes word for word that "Gas Natural has requested Standard & Poor's to determine what credit rating it would apply to the newco in the wake of the transaction. To this end, Standard & Poor's unofficially indicated to Gas Natural that the newco's rating would be between a single A and A-. Both group's current financial strength and solvency would therefore remain intact although at the low end of the range should the final outcome be an A- rating". It is astonishing that the CNE should base its judgment on something as essential as the newco's financial strength on undocumented statements made by the company promoting the takeover in question, which is in turn based on unofficial information attributed to a ratings agency.

     o Regarding the transaction the CNE ruling actually states that "it is possible that the transaction timeline will not coincide with the previously outlined regulatory reforms. On the other hand, the fact that the Commission is not in a position to guarantee the completion of the new regulation in the short term, this cannot and should not be a reason to rule against the deal". This statement by the CNE means that the takeover bid will determine the course of the future regulatory framework.

     o Finally, we find the 10th condition particularly serious, since it leaves the exercise of the so-called 14th Function in the hands of the CNE in the event that Gas Natural modifies the terms of its bid. The regulatory framework is very clear on this issue setting forth exactly when an approval of this nature can be requested. In no instance can a decision of this nature by taken by the CNE itself.

     o    The CNE ruling  does not provide for  efficient  mechanisms  to ensure compliance with the conditions imposed, which are woefully insufficient in light of the potential damage and risks posed to the regulated businesses and, accordingly, to the interests of both shareholders and customers.

     o In any event, the conditions imposed by the CNE, despite their limitations and lack of thoroughness, introduce an element of uncertainty to the deal which is incompatible with guaranteeing protection of shareholder rights and complying with applicable securities markets legislation.

ENDESA to appeal the CNE rulings

Tomorrow, 10 November 2005, ENDESA's legal services will appeal the above rulings before the Minister for Industry, Commerce and Tourism.

ENDESA trusts that, given the importance of the decisions in question, the government will rule on the appeal in an expeditious manner, without applying the period of administrative silence provided for.

In addition, ENDESA will lodge a formal complaint with the competent European authorities in the coming days.